FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, May 24, 2007

FAIRFAX ANNOUNCES AMENDMENTS TO TERMS OF

DEBT EXCHANGE OFFER FOR 2012 NOTES

(Note:  All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today it has amended its registered offer to exchange all of its outstanding 7-3/4% Notes due 2012 (the “old notes”).

Specifically, Fairfax is amending the offer to provide that for each $1,000 principal amount of old notes validly tendered, the tendering holder will receive $1,000 principal amount of new 7-3/4% Senior Fairfax Notes due 2017 (the “new notes”).  In addition, for each $1,000 principal amount of old notes exchanged at or prior to midnight, New York City time, on May 30, 2007 (the “early participation date”), Fairfax will pay a cash early participation payment as set out in the table below.

CUSIP Number	Old Notes to be Exchanged	New Note Principal Amount	Early Participation Payment
303901AN2	2012 Notes	$1,000	$40.00

The early participation payment will only be paid to holders who tender their old notes at or prior to the early participation date. The exchange offer will expire at 9:00 a.m., New York City time, on June 14, 2007, unless extended (the “expiration date”).

The exchange offer is being amended principally to provide for new notes maturing in 2017 (instead of 2022), the terms of which are otherwise unchanged, and to provide for an early participation payment of $40.00 cash (instead of $30.00).  The amendment also extends, by four business days, each of the early participation date (from May 23 to May 30) and the expiration date (from June 8 to June 14).  Fairfax is also amending the offer to add a condition that a minimum principal amount of $200 million of old notes be tendered (and not withdrawn).  As of the date hereof, approximately $159.5 million principal amount of old notes has been tendered.

The exchange offer is subject to certain customary conditions and the condition that a minimum principal amount of $200 million of old notes is validly tendered.

Tendering holders will also be paid accrued and unpaid interest to but not including the settlement date in cash on old notes that are accepted in the exchange offer. Tenders of old notes may be withdrawn at any time prior to the early participation date, as will be described in an amended and restated prospectus supplement relating to the exchange offer. The settlement date for the exchange offer is expected to be June 18, 2007.

Questions related to the exchange offer may be referred to Merrill Lynch & Co. at (212) 449-4914 (collect) or (888) 654-8637 (toll-free).  Merrill Lynch & Co., BMO Capital Markets Corp., and Ferris, Baker Watts, Incorporated are acting as dealer managers for the exchange offer in the United States.  Merrill Lynch Canada Inc. and BMO Nesbitt Burns Inc. are acting as dealer managers in Canada.  The exchange agent and information agent is D.F. King & Co., Inc.

A copy of the amended and restated prospectus supplement and related base shelf prospectus relating to the exchange offer will be available by contacting the information agent, D.F. King & Co., Inc. at: 48 Wall Street, 22nd Floor, New York, NY 10005; Phone: (888) 628-9011 (toll-free).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the new notes and shall not constitute an offer to buy or the solicitation of an offer to sell any of the old notes, nor shall there be any sale of new notes in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:         Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

 95 Wellington Street West, Suite 800, Toronto Ontario  M5J 2N7  Telephone 416/367-4941  Telecopier 367-4946